 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Petty, R. William (Last) (First) (Middle) 6717 NW 48th Lane (Street) Gainesville, FL 32653 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Exactech, Inc. EXAC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/03/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
X Officer (give title below)        Other (specify below)

Description           Chief Executive Officer, President, and Chairman of the Board
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	02/14/2003		G		1000	D	$		I	by Partnership
Common Stock	03/03/2003		S		100000	D	$10.06	3876998	I	by Partnership
Common Stock								$11240	I	by Spouse

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Incentive Stock Option (right to buy)	$5.85							(3)	4/22/2004	Common Stock	32400		$32400	D
Non-Qualified Stock Option (right to buy)	$6.41							(1)	2/4/2010	Common Stock	7000		$7000	D
Non-Qualified Stock Option (right to buy)	$9.41							(1)	12/11/2010	Common Stock	100000		$100000	D
Non-Qualified Stock Option (right to buy)	$8.63							(1)	4/20/2011	Common Stock	7000		$7000	D
Incentive Stock Option (right to buy)	$5.85							(1)	4/22/2004	Common Stock	22160		$22160	I	(2)
Non-Qualified Stock Option (right to buy)	$6.41							(1)	2/4/2010	Common Stock	7000		$7000	I	(2)
Non-Qualified Stock Option (right to buy)	$9.41							(1)	12/11/2010	Common Stock	40000		$40000	I	(2)
Non-Qualified Stock Option (right to buy)	$8.63							(1)	4/20/2011	Common Stock	7000		$7000	I	(2)

Explanation of Responses:

(1) Such options are currently exercisable.
(2) Such options were granted to Dr. Petty's spouse, Betty A. Petty, Vice President, Administration and Human Resources, of the Issuer.
(3) Such options are currently exercisable as to 30,110 of the covered shares, as to 2,290 of the covered shares on the fourth anniversary of the date of grant.

By:	Date:
/s/ R. William Petty	03/04/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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